UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

ALTAIR NANOTECHNOLOGIES, INC.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 001-12497

Canada (State or other jurisdiction of incorporation or organization)	33-1084375 (IRS Employer Identification No.)

204 Edison Way
Reno, NV 89502
(Address of Principal Executive Offices, including Zip Code)

(775) 858-3750
(Registrant’s Telephone Number, Including Area Code)

With a copy to:

Bryan T. Allen
Matthew B. Tenney
Parr Brown Gee & Loveless, P.C.
185 South State Street, Suite 800
Salt Lake City, Utah 84111
(801) 532-7840

Approximate Date of Mailing: January 25, 2011

___________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
___________________________________________________________________

ALTAIR NANOTECHNOLOGIES, INC.
204 Edison Way
Reno, NV 89502

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY
VOTE OF THE SHAREHOLDERS OF ALTAIR NANOTECHNOLOGIES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the majority of the membership of the Board of Directors (the “Board”) of Altair Nanotechnologies Inc. (the “Corporation”) resulting from the proposed acquisition by Canon Investment Holdings Limited (“Canon”) of 51% of the Corporation’s outstanding common shares on a fully diluted basis in a common share issuance (the “Common Share Issuance”) pursuant to the terms of the Share Subscription Agreement dated as of September 20, 2010 by and between Canon and the Corporation (the “Share Subscription Agreement”).

A special meeting of the Corporation’s shareholders was held on December 27, 2010 to, among other things, consider and approve the Common Share Issuance, as more fully described in the Corporation’s definitive proxy statement filed with the Securities and Exchange Commission on November 15, 2010.  The Corporation’s shareholders approved the Common Share Issuance at the special meeting, and the closing is expected to occur if and when all conditions precedent to closing are waived or satisfied.   Under the Share Subscription Agreement, the Corporation has agreed to take actions such that at the closing of the Common Share Issuance, the Corporation’s Board shall consist of nine directors, five of whom are designated by Canon, three of whom are independent directors, and one of whom is an executive of the Corporation.

No action or vote is required by our shareholders in connection with the actions contemplated in this Information Statement.  Shareholders are not required to take any action with respect to the appointment of the new directors.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires that we file with the Securities and Exchange Commission and mail to our shareholders of record the information set forth in this Information Statement at least ten days prior to the date of a change in a majority of our directors occurs otherwise than at a meeting of our shareholders.

All descriptions of the Common Share Issuance, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements.  Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend,” “expect,” or similar words.

These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause actions contemplated in the future not to be completed or may cause the actual terms and consequences to be materially different from those anticipated in the descriptions in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

CHANGES TO THE BOARD OF DIRECTORS

The Corporation’s directors are elected annually for a one-year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Our Board currently consists of seven directors, each of whom was elected by our shareholders at our annual meeting held on May 24, 2010.  We have agreed to expand the size of our Board to nine directors, five of whom are to be designated by Canon, three of whom are to be independent directors, and one of whom is to be an executive of the Corporation, as a condition to the closing of the Common Share Issuance (the “Closing”).  Consequently, a majority of the board will be appointed at the Closing without shareholder approval.  We anticipate that, of our current directors, Hossein Asrar Haghighi, George Hartman, Jon Bengtson and Robert G. van Schoonenberg will resign from our Board at the time of closing of the Common Share Issuance. Terry M. Copeland, Alexander Lee and Pierre Lortie will remain on our Board. In addition, the Corporation has determined to appoint Sean Shao to our Board as an independent director at the Closing.

We have been informed by Canon that it intends to designate the individuals listed immediately below to serve on our Board (the “Canon Nominees”), none of whom currently serve or have ever served as an officer or director of the Corporation.  Set forth below is certain information with respect to each of the Canon Nominees, including their principal occupations for the past five years:

Yincang Wei
Age:	51
Principal Occupation:	Chairman, Canon Investment Holdings Limited, Zhuhai Yintong Energy Company Ltd. and Guangdong Yintong Investment Holdings Group Co., Ltd.

Experience:
Mr. Wei Yincang has served as the chairman of Canon Investment Holdings Limited, Zhuhai Yintong Energy Company Ltd. and Guangdong Yingtong Investment Holdings Group Co., Ltd. from 2004 until the present time.  Prior to that, Mr. Wei served as the chairman of Nan-Ming-He Iron Ore Limited, a company engaged in the business of iron mine operations.  Mr. Wei also previously served in various senior management positions at Hebei Yinda Transportation Industrial Group, Hong Kong Dalong Investment Holdings Limited, Transportation Industrial Group Corporation, and Transportation Safety Equipment Factory.

Mr. Wei graduated from Xi’an Highway University with a degree in engineering.  Mr. Wei has also pursued further education in Transportation Management and Vehicle Inspection and Testing at Xi’an Highway University.

Specific Qualifications
Mr. Wei will be appointed to the Board pursuant to a covenant in an agreement between the Corporation and Canon.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint five directors nominated by Canon at the Closing.

Guohua Sun
Age:	34
Principal Occupation:	General Manager, Canon Investment Holdings Limited and Guangdong Yintong Investment Holdings Group Co., Ltd; Director, Zhuhai Yintong Energy Company Ltd.

Experience:
Mr. Sun has served as the General Manager of Canon Investment Holdings Limited and Guangdong Yintong Investment Holdings Group Co., Ltd. from April 2005 to the present and also currently serves as a director of Zhuhai Yintong Energy Company Ltd.  Prior to that, Mr. Sun served as General Manager of Beijing Yinda Transportation Investment Limited from 2003 to 2005, prior to that time, as Vice General Manager from 2001 to 2003.  Mr. Sun also served as Vice General Manager of Nan-Ming-He Iron Ore Limited from 2001 to 2003.

Mr. Sun graduated with a degree in business administration from Handan University and with a master’s degree in business administration from the University of Wales.

Specific Qualifications
Mr. Sun will be appointed to the Board pursuant to a covenant in an agreement between the Corporation and Canon.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint five directors nominated by Canon at the Closing.

Guohua Wei
Age:	32
Principal Occupation:	Executive Director, Zhuhai Jiamei Energy Technology Co., Ltd.; Head of Administrative Department at Canon Investment Holdings Limited and Guangdong Yintong Investment Holdings Group Co., Ltd.

Experience:
Since 2007, Mr. Wei has served as Executive Director of Zhuhai Jiamei Energy Technology Co., Ltd. and as Head of Administrative Department of Canon Investment Holdings Limited and Guangdong Yintong Investment Holdings Group Co., Ltd.  Mr. Wei previously served as GM Assistant of Zhuhai Huayin Investment Company Limited from 2004 to 2007 and as GM Assistant of Beijing Yinda Transportation Investment Limited from 2001 to 2004.

Mr. Wei earned a degree in business administration from Beijing Canada Delter International Business College.  Mr. Wei also earned his master’s degree in business administration from the University of Wales.

Specific Qualifications
Mr. Wei will be appointed to the Board pursuant to a covenant in an agreement between the Corporation and Canon.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint five directors nominated by Canon at the Closing.

Jun Liu
Age:	55
Principal Occupation:	General Manager, Vantech Enviro Plastics Corp. Canada

Experience:
Mr. Liu currently serves as the General Manager of Vantech Enviro Plastics Corp. Canada, a company focused on the development and production of plastic film products.  Mr. Liu previously served as Marketing and Sales Director for Morgan Grandview Group (Canada) from November 2008 to October 2009.  In this position Mr. Liu had primary responsibility for marketing development, business management, and product sales in Canada and the United States.  Mr. Liu served as Account Manager and then as Authorized Supervisor at JNE (Canada) from September 2004 to December 2007.

Mr. Liu earned his bachelor’s degree in chemistry from Beijing University and a certificate of executive in marketing strategy from the State University of New York at Buffalo.

Specific Qualifications
Mr. Liu will be appointed to the Board pursuant to a covenant in an agreement between the Corporation and Canon.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint five directors nominated by Canon at the Closing.

Liming Zou
Age:	47
Principal Occupation:	Chief Executive Officer, YuView Holdings Ltd.

Experience:
Since 2009, Mr. Zou has served as the Chief Executive Officer of YuView Holdings Ltd.  Mr. Zou previously served as Vice President for Asian Coast Development Ltd. from 2007 to 2008.  In this position Mr. Zou had primary responsibility for marketing and business development in China.  Mr. Zou served as Executive Director of SI-TECH Information Technology Ltd. from 2005 to 2007, where he was responsible for corporate financing and mergers & acquisitions.  From 2004 to 2005, Mr. Zou served as a Director of Confederal Finance Corp.

Mr. Zou earned his bachelor’s degree in science from Beijing University of Post and Telecommunications and earned his master’s degree in science from the Graduate School of China Academy of Posts & Telecommunications.  He also earned a master’s degree in business administration from the Richard Ivey School of Business at the University of Western Ontario, Canada.

Specific Qualifications
Mr. Zou will be appointed to the Board pursuant to a covenant in an agreement between the Corporation and Canon.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint five directors nominated by Canon at the Closing.

Of the foregoing, Mr. Yincang Wei is the uncle of Mr. Guohua Wei.

Set forth below is certain information with respect to the three independent directors and the executive director of the Corporation that will be designated by the Corporation to serve on our Board at the closing of the Common Share Issuance, and each of the executive officers of the Corporation, including their principal occupations for the past five years:

Terry M. Copeland
Age:	58
Director Since:	2008
Committees:	None

Principal Occupation:	President and Chief Executive Officer of the Corporation

Experience:
Dr. Copeland was appointed President of the Corporation in February 2008 and Chief Executive Officer and a director of the Corporation in June 2008.  Dr. Copeland joined the Corporation in November 2007 as Vice President, Operations for the Power and Energy business unit of Altairnano, Inc.

Prior to joining the Corporation, Dr. Copeland worked as a general manufacturing and technical consultant from 2004 through the end of 2007.  From 2000 through 2003, Dr. Copeland was the Vice President of Product Development at Millennium Cell, Inc., a development stage company working with alternative fuels.  From 1992 through 2000, Dr. Copeland worked for Duracell, a leading consumer battery company, where he held positions as Director of Product Development (1998 to 2000), Plant Manager (1995 to 1998) and Director of Engineering (1992 to 1995). Dr. Copeland also worked for E.I. DuPont De Nemours & Co., Inc. from 1978 to 1992, where his positions included research engineer, technical manager and manufacturing manager.

Dr. Copeland earned a bachelor’s degree in chemical engineering from the University of Delaware and earned a doctor of philosophy degree in chemical engineering from the Massachusetts Institute of Technology.

Specific Qualifications
Dr. Copeland’s continued tenure as a director is based upon his status as the Chief Executive Officer of the Corporation, his expertise and experience in the battery industry and his management and leadership experience.

Alexander Lee
Age:	43
Director Since:	2009
Committees:	Member of Compensation, Governance and Nominating Committee
Principal Occupation:	Managing Director of Al Yousuf, LLC
Experience:
Mr. Lee is the Managing Director of Al Yousuf, LLC, a Dubai-based company that operates a range of businesses in the electronics, information technology, transportation and real estate sectors. Mr. Lee joined Al Yousuf, LLC as a Managing Director in December 2009. From September 2009 to October 2009, Mr. Lee was President and Chief Operating Officer of Phoenix Cars, LLC, an Al Yousuf, LLC entity that in September 2009 acquired assets from Phoenix MC, Inc., a developer of electric vehicles which filed for Chapter 11 bankruptcy in April 2009.  From February 2009 to August 2009, Mr. Lee was the President and Chief Operating Officer of Phoenix MC, Inc. Mr. Lee joined Phoenix MC, Inc. in January 2008 as its Executive Vice President, and he served as its Executive Vice President and Chief Operating Officer from March 2008 to February 2009. Prior to Phoenix MC, Inc., Mr. Lee worked at Rapiscan Systems, a developer, manufacturer and distributor of x-ray, gamma-ray and computed tomography products. Mr. Lee was Vice President of Strategic Planning at Rapiscan from February 2006 to December 2007. Mr. Lee joined Rapiscan as the head of its government contracts and proposals group in October 2003.

Mr. Lee earned a bachelor of arts degree from Brown University and a juris doctorate degree from the King Hall School of Law at University of California Davis.

Specific Qualifications
Mr. Lee’s appointment to the Board is pursuant to a covenant in an agreement between the Corporation and Al Yousuf, LLC.  Pursuant to the covenant, the Board of the Corporation is required, except where legal or fiduciary duties would require otherwise, to appoint a director nominated by Al Yousuf.

Pierre Lortie
Age:	63
Director Since:	2006
Committees:	Chairman of the Board and Member of Audit Committee
Principal Occupation:	Senior Business Advisor to Fraser Milner Casgrain LLP
Experience:
Since May 2006, Mr. Lortie has served as Senior Business Advisor to Fraser Milner Casgrain LLP, one of Canada's leading full service business law firms serving both Canadian and international clients.  From June 2004 to December 2005, Mr. Lortie was the President of the Transition Committee of the Agglomeration of Montreal.  Since April 2004, Mr. Lortie has also served as the President of G&P Montrose, a management consulting company.  Mr. Lortie worked at Bombardier from April 1990 to December 2003, where he served as President and Chief Operating Officer of Bombardier’s transportation, capital, international and regional aircraft aerospace groups.  Mr. Lortie has held several positions in the technology field, including Chairman of the Centre for Information Technology Innovation and Vice Chairman of Canada’s National Advisory Board on Science and Technology.  Mr. Lortie was a representative of the Prime Minister of Canada on the APEC Business Advisory Council from 1999 to 2004.   Mr. Lortie was appointed Member of the Order of Canada in 2001 and was elected as a Director of the Canadian Academy of Engineering in 2010.

A professional engineer, Mr. Lortie holds a bachelor’s degree in applied sciences in engineering physics from Université Laval, a degree in applied economics from the Université de Louvain, Belgium, and a master of business administration degree with honors from the University of Chicago.  Additionally, he has received a doctorate honoris causa in law from Bishop’s University. He also holds the professional designation ICD.D from the Institute of Corporate Directors.

Other Directorships
Group Canam (TSX-V: CAM), a company that designs and fabricates construction products and solutions (2004 to present), Consolidated Thompson Iron Mines Ltd. (TSX: CLM), an iron ore mining company (August 2009 to present) and Tembec Inc (TSX: TMB), a large, diversified and integrated forest products company (January 2011 to present).

Specific Qualifications
Mr. Lortie’s continued tenure as a director is based on his strength and experience in business strategy, his leadership experience as President and Chief Operating Officer of Bombardier’s transportation, international and regional aircraft aerospace groups and his international experience.

Sean Shao
Age:	53

Principal Occupation:	Director of Various Corporations

Experience:
Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE; American Dairy, Inc., a Chinese dairy products company listed on NYSE; China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ; Renhuang Pharmaceuticals, Inc., a Chinese pharmaceutical company listed on AMEX; China Recycling Energy Corporation, an energy recycling system design company listed on NASDAQ and Yongye International, Inc., a Chinese agricultural company listed on NASDAQ; (ii) independent director of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ and China Medicine Corporation, a distributor and developer of medicines listed on bulletin board ; (iii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE; and (iv) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on NASDAQ. Mr. Shao served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade.

Mr. Shao received a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Specific Qualifications
Mr. Shao’s appointment as a director is based on his accounting and financial services expertise, his management experience and his experience in overseeing public companies with ties to both the United States and China.

Executive Officers

The executive officers of the Corporation are Terry M. Copeland, John C. Fallini, Bruce J. Sabacky, Stephen A. Balogh, C. Robert Pedraza, Daniel Voelker and Thomas Kieffer.  Information regarding Dr. Copeland is presented in “Directors” immediately above.  Certain information regarding Messrs. Fallini, Sabacky, Balogh, Pedraza, Voelker and Kieffer follows.

John C. Fallini
Age:	61
Principal Occupation:	Chief Financial Officer and Secretary of the Corporation
Experience:
Mr. Fallini joined the Corporation in April 2008 as the Chief Financial Officer and was appointed as Secretary of the Corporation in February 2009. Prior to joining the Corporation, Mr. Fallini served as the chief financial officer for Alloptic, Inc., a private corporation that produces passive optical network access equipment for the telecommunications and cable TV industries, from January 2007 to April 2008.  From March 2003 through January 2007, Mr. Fallini was an independent consultant specializing in financial services and providing interim CFO support to companies in a number of different industries.  From 2000 through 2003, Mr. Fallini served as the chief financial officer for Informative, Inc., a private corporation that sold customer voice management software that allowed real time dialogue with customers via the internet.  From 1998 to 2000 Mr. Fallini served as the chief operating officer of Butterfields, the fourth largest fine arts auctioneer in the world, and from 1976 to 1998 Mr. Fallini served in a variety of management positions with Pacific Bell in both the regulated and deregulated sides of the company.

Mr. Fallini obtained a bachelor of science degree in engineering and applied science from the University of California, Los Angeles and a master of business administration degree in finance with high honors from Oklahoma City University.

Bruce J. Sabacky
Age:	59
Principal Occupation:	Chief Technology Officer of the Corporation
Experience:
Dr. Sabacky was appointed was appointed Chief Technology Officer of the Corporation in June 2006.   Dr. Sabacky was appointed Vice President of Research and Engineering for Altairnano, Inc., the operating subsidiary through which the Corporation conducts its nanotechnology business, in October 2003.  Dr. Sabacky joined Altairnano, Inc. in January 2001 as Director of Research and Engineering.  Prior to that, he was the manager of process development at BHP Minerals Inc.’s Center for Minerals Technology from 1996 to 2001, where he was instrumental in developing the nanostructured materials technology.  Dr. Sabacky was the technical superintendent for Minera Escondida Ltd. from 1993 to 1996 and was a principal process engineer with BHP from 1991 to 1993.  Prior to that, he held senior engineering positions in the minerals and metallurgical industries.

Dr. Sabacky obtained a bachelor of science and a master of science degree in metallurgical engineering from the South Dakota School of Mines and Technology and a doctor of philosophy degree in materials science & mineral engineering with minors in chemical engineering and mechanical engineering from the University of California, Berkeley.

Stephen A. Balogh
Age:	63
Principal Occupation:	Vice President of Human Resources for the Corporation
Experience:
Mr. Balogh joined the Corporation as Vice President, Human Resources in July 2006.  In 2001, Mr. Balogh founded PontusOne, providing executive search and consulting services to technology companies, where he continued to work through 2007. Before founding PontusOne, Mr. Balogh was a managing partner of David Powell, Inc., a Silicon Valley based executive search firm from 1997 to 2001. Previously, Mr. Balogh served more than twenty three years in various managerial positions at Raychem Corporation, a multibillion-dollar, international material science company.  In his last position, he served as Raychem’s corporate vice president of human resources from 1990 through 1996. From 1984 to 1990 at Raychem, Mr. Balogh was general manager for Chemelex, a worldwide division of Raychem. His extensive global business experience with Raychem includes expatriate assignments in both Brussels and Paris.

Mr. Balogh holds a bachelor of science degree and a Dean’s Certificate of Advanced Engineering Study in chemical engineering from Cornell University and a masters of business administration degree from the Stanford Graduate School of Business.

C. Robert Pedraza
Age:	48
Principal Occupation:	Vice President of Corporate Strategy for the Corporation
Experience:
Mr. Pedraza joined the corporation in July 2005 as Vice President - Strategy and Business Development.  He was then appointed as Vice President, Corporate Strategy in June 2008.  Mr. Pedraza founded Tigré Trading, an institutional equity trading boutique which facilitated transactions for hedge funds and assisted in fund raising from July 2002 through May 2005. Prior to that Mr. Pedraza held senior sales roles with Fidelity Investments Institutional Services Company, Alliance Capital Management L.P., Compass Bancshares, Inc. and Prudential-Bache Securities, Inc.

Mr. Pedraza received his bachelor’s degree in business and economics from Lehigh University where he was a recipient of the Leonard P. Pool Entrepreneurial Scholarship. He also completed the Graduate Marketing Certificate Program at the Southern Methodist University Cox School of Business.

Daniel S. Voelker
Age:	57
Principal Occupation:	Vice President of Engineering & Operations for the Corporation
Experience:
Mr. Voelker joined the Corporation as Vice President, Operations for Power & Energy Systems in April 2008, and was promoted to Vice President, Engineering & Operations in November 2008.  Mr. Voelker was the vice president of business development and sales for Wes-Tech Automation Solutions, a systems integration business supplying the automotive industry, where he also served as the vice president of operations during his employment from June 2004 through April 2008.  From May 1999 through June 2004, Mr. Voelker served DT Industries, Inc in several key leadership roles, including director of engineering, director of program management, and finally as the general manager of DT’s Chicago operation.  From November 1982 through April 1999, Mr. Voelker served Duracell in increasing levels of responsibility during more than sixteen years with the company.  His job responsibilities included project engineer, systems engineering manager, plant engineering manager for Duracell’s lithium manufacturing operation, and director of equipment engineering for Duracell world-wide.  He played a key role in Duracell product launches of lithium battery products and lithium plant startup, the on-cell battery tester, ultra alkaline batteries, as well as key capacity expansion initiatives for alkaline batteries globally.

Mr. Voelker graduated from the University of Nebraska with a bachelor’s degree in mechanical engineering.

Tom Kieffer
Age:	52
Principal Occupation:	Vice President of Marketing and Sales for the Corporation
Experience:
Prior to joining the Corporation in March 2010, Mr. Kieffer served as the executive director of customer support excellence and brand from 2005 through March 2009 for Cummins Inc., responsible for corporate brand strategy and identity. Cummins Inc. is a global corporation that designs, manufactures, distributes and services engines and related technologies, including electrical power generation systems, fuel systems, controls, air handling, filtration and emission solutions with 2008 revenues of $14 billion.  From 2001 through the end of 2005, Mr. Kieffer was executive director of engine business marketing for Cummins Inc., and from 1999 through 2000, Mr. Kieffer was executive director of engine business automotive marketing for Cummins Inc. From 1996 to 1998, Mr. Kieffer was general manager responsible for Cummins Inc’s $250 million global commercial relationship with PACCAR, a major truck manufacturer. From 1993 through 1995, Mr. Kieffer was director of industrial markets with responsibility for Cummins Inc.’s Original Equipment Manufacturers (OEM) and North American field sales organizations servicing construction, mining, and agriculture markets.

Mr. Kieffer obtained a bachelor of science in industrial engineering from Purdue University, West Lafayette, Indiana and a master of business administration from Indiana University, Bloomington, Indiana.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Corporation’s officers, directors and persons who own more than 10% of the Corporation’s common stock to file reports concerning their ownership of common shares with the SEC and to furnish the Corporation with copies of such reports.  Based solely upon the Corporation’s review of the reports required by Section 16 and amendments thereto furnished to the Corporation, the Corporation believes that all reports required to be filed pursuant to Section 16(a) of the Exchange Act during 2010 were filed with the SEC on a timely basis, except for the following: (1) Alexander Lee was required to file a Form 3 on December 28, 2009, such Form 3 was filed on February 3, 2010; (2)  Stephen A. Balogh was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (3) Terry M. Copeland was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (4) John C. Fallini was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (5) John F. Harvat was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (6) C. Robert Pedraza was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (7) Bruce Sabacky was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (8) Daniel S. Voelker was required to file a Form 4 on January 20, 2010, such Form 4 was filed on January 21, 2010; (9) Thomas P. Kieffer was required to file a Form 4 on June 4, 2010, such Form 4 was filed on June 17, 2010 and was required to file a Form 3 on June 14, 2010, such Form 3 was filed on June 17, 2010; (10) Al Yousuf LLC was required to file a Form 4 on June 23, 2010, such Form 4 was filed on July 8, 2010.

CORPORATE GOVERNANCE

Board Committees

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee discharges the Board’s responsibilities relating to compensation of the Corporation’s directors and officers, oversees and monitors the Corporation’s management in the interest and for the benefit of the stockholders and assists the Board by identifying and recommending individuals qualified to become directors.  The Compensation, Governance and Nominating Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Corporation, and may form and delegate authority to subcommittees when it determines that such action is appropriate.

Committee Membership and Independence

The members of the Compensation, Governance and Nominating Committee as of the date of this Information Statement are Robert van Schoonenberg (Chair), Alexander Lee and Jon Bengtson, each of whom is independent under NASDAQ’s listing standards.  The Compensation, Governance and Nominating Committee met six times during 2010, two times in person and four times by telephone.  The Corporation has not yet made a determination as to who the members of the Compensation, Governance and Nominating Committee will be at the closing of the Common Share Issuance.  However, it is anticipated that the members of such committee will all be Canon Nominees.

The charter governing operations of the Compensation, Governance and Nominating Committee was adopted in April 2004 and updated in February 2007, and is available at the Corporation’s website at www.altairnano.com under “Investors” - “Governance.”  This charter will be amended as of the closing of the Common Share Issuance in order to eliminate any requirement that the committee members be independent, as long as the Corporation is a “Controlled Company” under NASDAQ Rule 5615 (c)(1).

Nomination of Directors

The purpose of the Compensation, Governance and Nominating Committee related to nomination of directors and corporate governance matters is (i) to recommend to the Board the slate of director nominees for election to the Corporation’s Board, individuals to fill Board vacancies occurring between annual meetings of stockholders, and individuals for nomination as members of the standing committees of the Board, and (ii) to develop and recommend to the Board a set of corporate governance principles applicable to the Corporation.

In identifying nominees for directors, the Compensation, Governance and Nominating Committee takes into consideration such factors as it deems appropriate.  These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, relationship of work experience and education to the current and proposed lines of business of the Corporation, the interplay of the candidate’s experience with the experience of other Board members, the extent to which the candidate would be a desirable addition to the Board and any committees of the Board, and the extent to which the candidate satisfies any objective requirements (such as residence, independence or expertise requirements) applicable to the Board or any committees of the Board.  The Compensation, Governance and Nominating Committee considers candidates submitted by shareholders in accordance with the policies set forth in the most recent proxy statement delivered to shareholders and may, but is not required to, consider candidates proposed by management.

Board Diversity

In identifying nominees, the Compensation, Governance and Nominating Committee does not have a formal policy regarding the consideration of gender, race, sexual preference, religion and other traits typically associated with the term “diversity.” The Compensation, Governance and Nominating Committee considers it important that the Board be composed of directors with a diverse range of experience, areas of expertise and skills, but has not adopted any formal policy.

Audit Committee

The Audit Committee operates pursuant to a written charter adopted by the Board, a copy of which may be found on the Corporation’s website at www.altairnano.com under the heading “Investors.”  A copy may also be obtained free of charge by mailing a request in writing to: Secretary, Altair Nanotechnologies Inc., 204 Edison Way, Reno, Nevada 89502, U.S.A.

Currently, the Audit Committee is comprised solely of non-employee directors, each of whom has been determined by the Board to be independent under the requirements of the NASDAQ listing standards and National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”).  From January 2010 through May 23, 2010 the Audit Committee was comprised of Robert van Schoonenberg (Chair), Jon Bengtson, George Hartman and Pierre Lortie.  Since May 24, 2010 the Audit Committee is comprised of Jon Bengtson (Chair), Robert van Schoonenberg, George Hartman and Pierre Lortie.  The Audit Committee held one meeting in person and four meetings via conference call during the fiscal year ended December 31, 2010.  The members of the Audit Committee were in attendance at each meeting except that Mr. Lortie was unable to attend one meeting.

Following the closing of the Common Share Issuance, Pierre Lortie, Alexander Lee and Sean Shao are expected to be members of the Audit Committee.

The Board has determined in its business judgment that each current and each proposed member of the Audit Committee satisfies the requirements with respect to audit committee members set forth in NASDAQ Rule 5605(c)(2)(A) and applicable Canadian securities laws; and the Board has determined that, on the current Audit Committee, Jon Bengtson and, of the proposed Audit Committee members, Sean Shao is an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act, is independent under NASDAQ Rule 5605(a)(2) and Rule 10A-3(b)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is, as a result of his past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background, sophisticated with respect to financial matters.

The Audit Committee’s responsibility is to assist the Board in its oversight of (a) the quality and integrity of the Corporation’s financial reports, (b) the independence and qualifications of the Corporation’s independent auditor, and (c) the compliance by the Corporation with legal and regulatory requirements.  Management of the Corporation has the responsibility for the Corporation’s financial statements as well as the Corporation’s financial reporting process, principles and internal controls.  The Corporation’s independent public accounting firm is responsible for performing an audit of the Corporation’s financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States of America.

The change in our Board at the closing of the Common Share Issuance will not affect the Audit Committee’s role and operations.  The charter of the Audit Committee will be amended at Closing in order to eliminate the existing cap on the number of audit committees of other companies on which its members can serve.

Board Leadership Structure and Role in Risk Oversight

The Board believes that different people should hold the positions of chairman of the Board and CEO to aid in the Board’s oversight of management.  Mr. Lortie currently serves as the Chairman of our Board of Directors in a non-executive capacity.  As the Chairman of the Board of Directors, Mr. Lortie has a number of responsibilities, which include setting board meeting agendas in collaboration with the CEO, presiding at Board meetings, executive sessions and the annual stockholders’ meeting, assigning tasks to the appropriate committees, and ensuring that information flows openly between management and the Board.  The Board believes its administration of its risk oversight function has not affected the Board’s leadership structure.

At the closing of Common Share Issuance, the new Board will meet to conduct its business.  There is no guarantee that Mr. Lortie will continue as the Chairman of the Board, as a new individual will be selected at that time.

The Board is actively involved in assessing and managing risks that could affect the Corporation.  The Board’s mandate calls for the Board to periodically assess the processes utilized by management with respect to risk assessment and risk management, including identification by management of the principal risks of the Corporation’s business, and the implementation by management of appropriate systems to deal with such risks.  The Board fulfills these responsibilities either directly, through delegation to committees of the Board, or, as appropriate, through delegation to individual directors.

When the Board determines to delegate any risk management oversight responsibilities, typically such delegation is made to the standing committees of the Board.  The Audit Committee would typically be tasked with oversight of risks to the Corporation such as those relating to the quality and integrity of the Corporation’s financial reports, the independence and qualifications of the Corporation’s independent auditor and inquiries regarding allegations of ethical, financial and legal issues.  The Compensation, Governance and Nominating Committee would typically be tasked with overseeing risks such as relating to employment policies, the Corporation’s compensation and benefits systems, the identification and recommendation of individuals qualified to become directors, management of the Corporation and succession planning.  Each of these committees satisfies its oversight responsibilities through regular reports from officers of the Corporation responsible for each of these risk areas, regular meetings to discuss and analyze such risks, and, when necessary, consultation with outside advisors.

Following the Closing the Corporation will be a “Controlled Company” under NASDAQ Rule 5615(c).  As a result, the Corporation is exempt from, and will no longer comply with, the majority independent board requirement, as set forth in NASDAQ Rule 5615(b).

Meetings of Directors and Attendance at Shareholders Meetings

During the year ended December 31, 2010, the Board held six meetings in person and eight meetings via conference call.  Attendance at the meetings is summarized in the following table:

Board Member	Board Meetings Attended	Committee Meetings Attended	% of Board and Committee Meetings Attended
Jon N. Bengtson	13	5 of 5 AC 6 of 6 CC	96%
Terry Copeland	14	N/A	100%
Hossein Asrar Haghighi	14	N/A	100%
George Hartman	14	5 of 5 AC	100%
Alexander Lee	13	5 of 6 CC	90%
Pierre Lortie (1)	14	4 of 5 AC 1 of 1 CC	95%
Robert van Schoonenberg	13	5 of 5 AC 6 of 6 CC	96%

AC – Audit Committee
CC - Compensation, Governance and Nominating Committee
N/A – Not applicable

(1)  No longer served on the Compensation Committee after May 2010.

In addition, the Board considered and acted on certain matters throughout the year by executing consent resolutions as required.

The Corporation does not have a policy with respect to the attendance of shareholder meetings by directors.  All members of the Board serving as of May 24, 2010 attended the 2010 annual shareholders meeting.

Transactions with Related Persons

Share Subscription Agreement

The Corporation entered into the Share Subscription Agreement with Canon on September 20, 2010 with respect to the Common Share Issuance.  Pursuant to the terms of the Share Subscription Agreement, Canon has agreed to acquire the number of common shares such that immediately following Closing it will own 51% of the Corporation’s outstanding common shares on a fully diluted basis.  The purchase price will be approximately $1.5528 per share.  Based upon the number of common shares and the rights to acquire common shares outstanding as of December 31, 2010, we estimate that the number of shares to be purchased will be 31,523,017, at an aggregate purchase price of $48,948,799.16.  Mr Yincang Wei, one of the director nominees, is the sole shareholder and the Chairman of Canon.  Simultaneous to their execution of the Share Subscription Agreement, the Corporation and Canon also entered into an Investor Rights Agreement, pursuant to which the Corporation has granted certain rights to Canon, including (i) rights to proportional representation on the Board of Directors, (ii) the right to cause the Corporation to file a shelf registration statement two years after closing, together with certain demand and piggy-back registration rights, (iii) certain indemnification rights related to the registration rights, and (iv) an option to purchase common shares of the Corporation at market price in an amount sufficient to maintain proportionate ownership in connection with future dilutive issuances.

In addition, the Corporation, Altairnano, Inc., an indirect subsidiary of the Corporation, and Zhuhai Yintong Energy Company Ltd. (“YTE”) entered into a Conditional Supply and Technology Licensing Agreement (the “Supply Agreement”) on September 20, 2010.  Pursuant to the Supply Agreement, YTE has agreed to purchase nLTO, 11 Ahr battery cells and a 1 megawatt ALTI-ESS system from the Corporation for an aggregate purchase price of $6.6 million for delivery in 2010 and 2011.   The purchases are subject to certain terms and conditions set forth in the Supply Agreement, including the right of YTE to cancel its orders for nLTO if the Share Subscription Agreement terminates under certain circumstances and the conditioning of the purchase of the battery cells and ALTI-ESS upon availability of the products for shipping and the closing of the Common Share Issuance.  The Supply Agreement also includes an agreement by the Corporation to license its nLTO manufacturing technology at no cost to the owner of a manufacturing facility in China, as long as the Corporation owns a majority of the owner of such facility.  In addition, under the Supply Agreement, the Corporation grants to YTE a license to use the Corporation’s battery technology to manufacture batteries during a term commencing on the effective date of the Supply Agreement and continuing as long as YTE purchases at least 60 tons of nLTO annually.  The battery technology license is exclusive in China (including Taiwan, Hong Kong and Macau) as long as YTE purchases at least 1,000 tons of nLTO per year after 2010 and is non-exclusive in the remainder of Asia (excluding the Middle East), Australia and New Zealand.YTE is an indirect majority-owned and the primary operating subsidiary of Canon.  Mr Yincang Wei and Mr Guohua Sun, each a director nominee, is the Chairman and a Director of YTE, respectively.

Voting Agreements

In connection with the Share Subscription Agreement, Canon entered into Voting Agreements (the “Voting Agreements”) with the directors and executive officers of the Corporation and with Al Yousuf LLC, the largest single shareholder of the Corporation.  In the Voting Agreements, Altair’s executive officers and directors, and Al Yousuf LLC, have agreed to vote all of the Corporation’s common shares owned by such person to approve the Common Share Issuance.  Each of them has also agreed to not vote any such shares in favor of, or consent to, and to vote against and not consent to, the approval of any (i) Acquisition Proposal (as defined below), (ii) reorganization, recapitalization, liquidation or winding-up of the Corporation or any other extraordinary transaction involving the Corporation, (iii) corporate actions that would frustrate the purposes, or prevent or delay the consummation of the transactions contemplated by the Share Subscription Agreement, or (iv) other matters relating to, or in connection with, any of the foregoing.  The Corporation’s executive officers and directors, and Al Yousuf LLC, have also granted to Canon an irrevocable proxy appointing Canon as attorney-in-fact and proxy, with full power of substitution, for and in such shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner described in the preceding paragraph, as Canon deems appropriate.  Each shareholder revokes any and all previous proxies granted with respect to their shares.

The Voting Agreements terminate upon (a) the earlier of (i) the termination of the Share Subscription Agreement, or (ii) the Closing, or (b) at any time upon written notice by Canon to such executive officer or director.  In addition to the termination triggers described in the preceding sentence, the Voting Agreement entered into by Al Yousuf LLC will also terminate if the transactions contemplated by the Share Subscription Agreement have not occurred by January 31, 2011.  So long as the Voting Agreements are effective, the officers and directors of the Corporation, and Al Yousuf LLC, have agreed not to grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares, or to acquire, sell, assign, transfer, pledge, encumber, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, pledge, encumbrance or other disposition of, any shares.

An “Acquisition Proposal” is defined as, other than the transactions contemplated by the Share Subscription Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in:

●
any acquisition or purchase, direct or indirect, of 15% or more of the Corporation’s consolidated assets or 15% or more of any class of equity or voting securities of the Corporation or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the Corporation’s consolidated assets,

●
any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 15% or more of any class of equity or voting securities of the Corporation or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the Corporation’s consolidated assets,

●
a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Corporation or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the Corporation’s consolidated assets, or

●
any other transaction or series of transactions for financing or investment in the Corporation that could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Share Subscription Agreement or that could reasonably be expected to dilute materially the benefits to Canon of the transactions contemplated thereby.

Waiver and Rights Agreement

The Corporation entered into a Waiver and Rights Agreement with Al Yousuf LLC on September 20, 2010.  Under the Waiver and Rights Agreement, Al Yousuf LLC has waived its right of first offer with respect to the Common Share Issuance.  Al Yousuf LLC has also agreed that, with respect to any underwritten demand registration under its pre-existing registration rights agreement with the Corporation, to the extent Canon exercises piggyback registration rights under the Investor Rights Agreement and there is an underwriter cutback, Canon and Al Yousuf LLC will participate on a pro rata basis proportionate to their share ownership.

               The Corporation has agreed that, following the closing of the Common Share Issuance, Al Yousuf LLC will have the right to designate one director until such time as Al Yousuf LLC holds less than 5% of the Corporation’s outstanding common shares on a fully-diluted basis.  During the period the Corporation has only nine directors, the parties agree that the director appointed by Al Yousuf LLC will be one of the independent directors of the Corporation and serve as a member of the audit committee of the Board.

                The Corporation has further agreed that, at its next annual shareholder meeting following the closing of the transactions contemplated by the Share Subscription Agreement or if the Board decided to call a special shareholder meeting, at such shareholder meeting, it will propose to amend its articles to increase the size of the Board to no less than eleven directors and to nominate two new directors to the Board, one of whom to be designated by Canon and the other to be an independent director nominated by the Board pursuant to Altair’s then-existing director nomination practice.  Canon and Al Yousuf LLC have agreed to vote their common shares in favor of such proposal and the election of the two new directors.

                Under the Waiver and Rights Agreement, the parties have agreed that, upon closing of the Common Share Issuance, the lock up provisions applicable to the shares Al Yousuf LLC acquired from the Corporation will terminate.  Also, Al Yousuf LLC may elect to first offer to Canon the right to purchase such shares from Al Yousuf LLC in connection with any proposed sale of shares by Al Yousuf LLC.

Policies for Review, Approval or Ratification of Related Party Transactions

The Corporation’s Audit Committee has the authority and responsibility to review and approve any proposed transactions between the Corporation (including its subsidiaries) and any person that is an officer, key employee, director or affiliate of the Corporation (or any subsidiary), other than transactions related to the employment and compensation of such persons, which are reviewed and approved by the Compensation, Governance and Nominating Committee.  Such policies are set forth in the respective charters of the Audit Committee and the Compensation, Governance and Nominating Committee.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Pursuant to Item 402(b) of Regulation S-K promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), the following discussion is meant to provide an overview of the material elements of the Corporation’s compensation policy (the “Compensation Policy”).  The following discussion is meant to be a principle-based discussion of the Corporation’s compensation policies and provide context to the tables that follow.  Specific reference to disclosures in the compensation tables will be discussed in narrative descriptions following the respective compensation tables.

The Corporation recently implemented a consolidation (or reverse split) of its common shares, in which every four (4) outstanding common shares were consolidated into one (1) common share, as of 11:59 p.m. on November 15, 2010 (the “Consolidation”), subject to rounding up of fractional shares.  Share and per-share numbers throughout this Compensation Discussion and Analysis have been adjusted to give effect to the Consolidation.

Compensation Philosophy

The objectives of our executive officer compensation policy are to attract and retain talented and dedicated executives, to tie compensation to the achievement of specified short-term and long-term performance objectives, and to align executives’ incentives with the creation of shareholder value. The Compensation, Governance and Nominating Committee approves and annually evaluates the Corporation’s compensation policies applicable to, and the performance of, the Corporation’s executive officers, including the named executive officers.

The following objectives guide compensation decisions:

·	Provide a competitive total compensation package that enables the Corporation to attract and retain key executive talent;
·	Ensure that compensation policies and practices are consistent with effective risk management;
·	Align key elements of compensation with the Corporation’s annual and long-term business strategies and objectives; and
·	Provide a mix of base compensation and performance-based compensation that directly links executive rewards to the performance of the Corporation and shareholder return.

Elements of Executive Compensation

The principal components of compensation for the Corporation’s named executive officers are as follows:

·	Base salary;
·	Annual incentive bonus; and
·	Long-term equity-based incentives, primarily stock options.

Named executive officers are entitled to benefits generally available to all full-time salaried employees of the Corporation.  These benefits include up to 5 weeks per-year of paid time off for medical and vacation leave, subsidized group health plan coverage offered to all salaried employees of the Corporation, and eligibility to participate in the Corporation’s 401(k) Profit Sharing Plan (the “401(k) Plan”), matching contributions under the 401(k) Plan in an amount up to the greater of 50% of the first $2,500 contributed or 3% of the employee’s base salary.  As explained in “Termination and Change of Control Agreements” below, certain named executive officers may be entitled to severance payments in connection with a change of control or termination of their employment.  Other than as described above, the named executive officers are not provided with special benefits or perquisites such as company cars, enhanced medical plans or dental plans.

Determination of Compensation

In order to evaluate the competitiveness and appropriateness of the Corporation’s total compensation and mix of compensation for executive officers, the Compensation, Governance and Nominating Committee reviews data on the base salary, annual incentive bonus and equity-based incentive compensation for various executive positions, as well as the mix of compensation components, of executive officers of a benchmark group of fifteen companies in the alternative energy business sector of reporting public companies with annual revenues of less than $100 million and with a market capitalization of less than $850 million.  Equilar, an independent company, produces all compensation reports.

In addition to the benchmark company information, in determining the amount of and mix of compensation, the Compensation, Governance and Nominating Committee considers evaluations of the Chief Executive Officer by each of the directors of the Corporation and each of his direct report executives, the recommendations of the Chief Executive Officer and Vice President of Human Resources with respect to officers other than the Chief Executive Officer, the performance of each executive officer against pre-determined business goals and objectives and the potential role of each executive in the strategic plan of the Corporation. Subject to adjustment upward or downward based upon the various evaluations, the Compensation, Governance and Nominating Committee generally targets base compensation and equity-based incentive awards near the median of the benchmark group and targets annual incentive bonus near the 75th percentile of the benchmark group detailed below:

Active Power	Plug Power
Ballard Power Systems	Quantum Fuel Systems Technology
Beacon Power	Raser Technologies
C&D Technologies	Satcon Technology
Capstone Turbine	Ultralife
Comverge	UQM Technologies
Ener1	Valence Technology
Maxwell Technologies

Mix of Compensation

The Compensation, Governance and Nominating Committee believes that a significant percentage of the annual compensation of the named executive officers should be at-risk. During 2010, between approximately 39% and 52% of the named executive officers’ potential annual compensation was dependent upon the achievement of corporate goals.  In addition, stock options granted to the Corporation’s named executive officers for retention and incentive purposes generally vest over a period of four years.

The percentage of compensation at risk increases as the level of position increases, with the top figure in the range set forth above being that of the Corporation’s Chief Executive Officer. This provides additional upside potential and downside risk for senior positions, recognizing that these roles have greater influence on the Corporation’s performance.

Base Salary

Base salaries for the named executive officers are established based on the scope of their responsibilities, their skills and their historical and potential contributions to the Corporation, as well as the compensation paid by benchmarked companies for similar positions. Generally, base salaries are targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at benchmark companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

The base salaries of the named executive officers for 2010 and as of the date of this Information Statement are as follows:

Name	2010 Base Salary ($)
Terry M. Copeland, President, Chief Executive Officer	325,000
John C. Fallini, Chief Financial Officer	230,006
Bruce J. Sabacky, Vice President & Chief Technology Officer	225,000
Daniel Voelker, Vice President Engineering and Operations	205,000
Stephen Balogh, Vice President Human Resources	193,800

No adjustments were made to base salaries of the named executive officers during 2010 or, to date, during 2011.

Annual Incentive Bonus

The annual incentive bonus is intended to compensate executives for achieving corporate goals.  One hundred percent of each named executive officer’s annual incentive bonus is contingent upon the Corporation achieving pre-determined financial and operational goals.

Decisions with respect to annual incentive bonus are made after the end of each fiscal year.  At the beginning of each year, the Compensation, Governance and Nominating Committee sets annual performance goals, a target and maximum incentive bonus amount, and a formula for determining the amount, if any, of the bonus each executive officer is entitled to receive.  Annual incentive bonuses are paid 60% in cash and 40% in common shares.  For purposes of determining the number of common shares an employee is issued as part of a stock bonus, the Corporation uses the volume weighted average market value of the Corporation’s common shares for the applicable fiscal year.  The Compensation, Governance and Nominating Committee reserves the right to award annual incentive bonuses above or below formula-determined amounts as it deems appropriate.

Targets and Results for 2010.

During 2010, each named executive officer was eligible for target annual incentive bonuses ranging from 60% to 80% of his base salary, depending on his position.  Of these amounts, 100% was tied to the achievement of corporate goals as follows: a total revenue goal of $13 million (40% weighting), order backlog of $44.5 million (30% weighting), current assets at year end, less short-term investments in available for sale securities, $16.9 million (25% weighting) and a safety OSHA incidence rate of 2.65 (5% weighting), all in line with the Corporation’s board-approved budget.  The Compensation, Governance and Nominating Committee reserved the discretion to award, or to deny, annual incentive bonuses whether or not performance targets were achieved, as it deemed appropriate.  Decisions with respect to incentive bonuses for 2010 will be made at a meeting of the Compensation, Governance and Nominating Committee based upon year-end information to be held during the first quarter of 2011.

Name	Minimum/Target Incentive Bonus Opportunity (payout as a % of base salary)	Maximum Incentive Bonus Opportunity (payout as a % of base salary)
Terry M. Copeland, President, Chief Executive Officer	80	120
John C. Fallini, Chief Financial Officer	60	90
Bruce J. Sabacky, Vice President & Chief Technology Officer	60	90
Stephen Balogh, Vice President Human Resources	60	90
Daniel Voelker, Vice President Engineering and Operations	60	90

Bonuses, if any, will be paid 60% in cash and 40% in common shares for each named executive officer.

Targets for 2011 Results.

Target annual incentive bonuses for each named executive officer have not been determined.

Long-Term Equity-Based Incentives

The Corporation’s 2005 Stock Incentive Plan (Amended and Restated) (the “2005 Plan”) was adopted at the Corporation’s Annual Meeting of Shareholders in May 2005 and amended and restated in 2007 to increase the number of eligible shares. Under the 2005 Stock Plan, the Corporation is authorized to issue equity-based awards, including stock options, stock bonuses, restricted stock, stock appreciation rights, and performance-based awards, with respect of up to 2,250,000 common shares (adjusted for the Consolidation).  Each of the Compensation, Governance and Nominating Committee and the Board has joint authority to grant awards under the 2005 Plan.

The Corporation had previously authorized its 1998 Stock Option Plan (the “1998 Plan”), under which an aggregate of 45,375 awards continue to be outstanding as of December 31, 2010 (adjusted for the Consolidation); however, awards can no longer be granted under this plan.

The Corporation’s long-term equity-based incentive program is focused on rewarding performance that enhances shareholder value. The program involves the periodic grant of options to purchase common shares in order to provide executive officers with the opportunity to purchase an equity interest in the Corporation and to share in the appreciation of the value of the Corporation’s common shares.

The Compensation, Governance and Nominating Committee periodically considers whether or not to grant additional stock options in order to maintain the overall competitiveness of the Corporation’s compensation package for each named executive officer and to ensure that executives, particularly executives whose other stock options have vested and/or been exercised, have an incentive to remain with the Corporation long term and to increase shareholder value.  Factors weighed in determining whether to make, and the amount of, these grants include the above-described review of benchmark compensation data and assessment of past performance, retention considerations, information regarding each named executive officer’s existing equity and stock option ownership, potential shareholder dilution and the expense to the Corporation pursuant to Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board (“FASB ASC Topic 718”). Such options generally have an exercise price equal to the market price on the date of grant or the market price on the date of grant plus a premium over that price, a ten-year term and vest over a four-year term.

In addition, from time to time stock option grants are made to newly hired employees based on their level of responsibility and competitive practices.

Annual Grants.

Terry Copeland was awarded an annual grant of options to purchase 100,000 common shares at an exercise price of $4.40 on January 15, 2010 (adjusted to give effect to the Consolidation).  All options have a ten-year term and vest 25% per year on the anniversary date of the respective grant.

The other named executive officers were granted annual stock options to purchase an aggregate of 100,000 common shares at an exercise price of $4.40 per share on January 15, 2010 (adjusted to give effect to the Consolidation).  The individual annual stock option grants are: Stephen Balogh (22,500 shares); John Fallini (27,500 shares); Bruce Sabacky (22,500 shares), and Daniel Voelker (27,500 shares) (all adjusted to give effect to the Consolidation).  The options have a ten-year term and vest 25% annually over a four-year period.

In connection with a promotion, Daniel Voelker was issued stock options to purchase an aggregate of 12,500 common shares at an exercise price of $4.40 per share on June 15, 2010 (adjusted to give effect to the Consolidation).  The options have a ten-year term and vest 25% annually over a four-year period.

As a matter of best practice, we will continue to monitor our compensation program to ensure that it continues to align the interests of our executives with those of our long-term stockholders while avoiding unnecessary or excessive risk.

Compensation Adjustments

The Corporation may increase or, subject to contractual or other restrictions decrease an executive’s overall compensation at any time during any fiscal year after considering several factors, including level and scope of responsibilities, contribution to overall corporate performance and achievement of personal goals and objectives.

The Compensation, Nominating and Corporate Governance Committee determined that it was appropriate to review and adopt certain compensation practices that discourage unnecessary or excessive risk taking, such as a recoupment or “clawback” policy.  In February 2010, our Compensation, Nominating and Corporate Governance  Committee approved a recoupment policy under which our Compensation Committee has the sole and absolute authority, to the full extent permitted by applicable law, to require that each executive officer agree to reimburse the Corporation for all or any portion of any  annual incentive bonus  if:

(1)  the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement,

(2)  in the view of our Compensation, Governance and Nominating Committee, the executive engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by us, and

(3)  a lower payment would have occurred based upon the restated financial results.

In each such instance, we will, to the extent practicable and allowable under applicable laws, require reimbursement of any bonus in the amount by which the executive’s annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, provided that we will not seek to recover bonuses paid more than one year prior to the date the need for such material financial restatement is determined.

Termination and Change-of-Control Agreements

Severance Provisions in Employment Agreements.  The employment agreements of all of the named executive officers provide for termination and change of control benefits as follows:

If the officer’s employment is terminated by the officer for good reason, which includes, among other things, (a) the Corporation requiring the officer to relocate his place of employment without the officer’s consent, or (b) a material adverse change in the officer’s title, position, and/or duties 90 days before or within one year after a change of control, the officer is entitled to a severance benefit equal to his base salary and health benefits for one year.  This one-year base salary severance benefit will be extended to 16 months if either the officer was required to relocate more than 50 miles in order to commence employment and the termination occurs within two years of commencement of employment, or the officer later consents to a relocation of his employment and the termination occurs within two years of such voluntary relocation.

If the officer’s employment is terminated by the Corporation without cause, the officer is entitled to a severance benefit equal to his base salary for one year, health benefits for 18 months, and a lump sum bonus payment equal to the product of (a) 60% of his base salary paid for the year in which his termination occurred, multiplied by (b) a fraction, the numerator of which is the number of days that have elapsed during the then-current calendar year and the denominator of which is 365. The one-year base salary severance benefit will be extended to 16 months if either the officer was required to relocate more than 50 miles in order to commence employment and the termination occurs within two years of commencement of employment, or the officer later consents to a relocation of his employment and the termination occurs within two-years of such voluntary relocation.

The officer is not entitled to any severance if his employment is terminated at any time by the Corporation with cause or by the officer without good reason.

Dr. Copeland’s current base salary is $325,000 per year; Mr. Fallini’s current base salary is $230,006 per year; Mr. Voelker’s current base salary is $205,000 per year; Mr. Balogh’s current base salary is $193,800 per year; and Mr. Sabacky’s current base salary is $225,000 per year.

Acceleration of Vesting of Options.  The employment agreements of each of the named executive officers require that all options and other equity awards granted to the named executive officer provide that the award immediately vests as of the effective date of a “Change of Control Event”.  A “Change of Control Event” is defined in the agreement to mean (a) any capital reorganization, reclassification of the capital stock of the Corporation, consolidation or merger of the Corporation with another corporation in which the Corporation is not the survivor (other than a transaction effective solely for the purpose of changing the jurisdiction of incorporation of the Corporation), (b) the sale, transfer or other disposition of all or substantially all of  the Corporation’s assets to another entity, (c) the acquisition by a single person (or two or more persons acting as a group, as a group is defined for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended) of more than 40% of the outstanding common shares.  We believe that the closing of the Common Share Issuance will qualify as a Change of Control Event under these agreements.

The following table provides information relating to the number of options that are unvested as of December 31, 2010 that would vest immediately for each named executive officer if a change in control event were to have occurred as of December 31, 2010:

Name	Number of Securities Underlying Unvested Options that Would Vest Upon a Change of Control Event
Terry Copeland, President, Chief Executive Officer and Director	176,560
John C. Fallini, Chief Financial Officer	65,000
Bruce J. Sabacky, Vice President & Chief Technology Officer	50,624
Stephen Balogh, Vice President Human Resources	49,374
Daniel Voelker, Vice President Engineering and Operations	83,750

Explanation of Change of Control Policies.  The Compensation, Governance and Nominating Committee believes that providing a reasonable severance arrangement tied to termination without cause is essential to attracting and retaining talented executive officers.  In addition, the Compensation, Governance and Nominating Committee believes that the severance arrangements provided to certain of its named executive officers serve the best interests of the Corporation and its shareholders by ensuring that, if a hostile or friendly change of control is under consideration, its executives will feel secure enough about their post-transaction financial future that they will advise the Board about the potential transaction without consideration, or with lessened consideration, of any adverse effect of the transaction on their future employment and compensation.  The Compensation, Governance and Nominating Committee believes that its inclusion of a “double trigger,” i.e. both a change of control and a subsequent termination or adverse action, is appropriate with respect to severance payments because it reasonably balances the needs of the executive and of the Corporation.  The provision protects the executive if his status is changed following a change of control but protects the Corporation and its successors because it does not provide for severance payments if the Corporation or successor permits the employee to remain in the same position in the same place.   The Corporation has no other severance agreements in place with its named executive officers.

Stock Ownership Guidelines

Our stock ownership guidelines (effective January 1, 2010) are designed to encourage our named executive officers and non-employee directors to achieve and maintain an equity stake in the Corporation and more closely align his or her interests with those of our stockholders.

Upon recommendation of the Compensation, Governance and Nominating Committee, the Board has adopted stock ownership guidelines for directors.  Under these guidelines, non-employee directors are required to own, within one year of becoming a director, a number of common shares equal to at least 5,000 shares (adjusted to give effect to the Consolidation).  Shares counted towards this guideline include any shares held by the director directly or through a broker, including shares vested under restricted stock grants.

The Board also has adopted, on recommendation of the Compensation, Governance and Nominating Committee, stock ownership guidelines applicable to the Corporation’s executive officers.  Under these guidelines, the Corporation’s Chief Executive Officer is expected to hold an investment level of at least 6,250 common shares and other executive officers are expected to hold at least 3,750 common shares (all adjusted to give effect to the Consolidation).  Executives are expected to comply with these guidelines within three years.

In addition, the guidelines include retention requirements for stock option exercises under which executives must retain certain common shares acquired upon exercise of a stock option.  Executive officers who do not yet satisfy the ownership guidelines must retain 50% of the shares acquired on exercise remaining after the sale of shares sufficient to cover the exercise price of the option and taxes.

An annual review will be conducted by the Compensation, Governance and Nominating Committee to assess compliance with the guidelines and to review the guideline policy.

Role of Executive Officers in Determining Executive Pay

The Compensation, Governance and Nominating Committee makes all decisions with respect to base compensation, annual incentive compensation and the award of stock options to the executive officers of the Corporation, including all named executive officers.  Such authority may not be delegated to another person other than, as appropriate, the entire Board.

At the end of each fiscal year, the Corporation’s Vice President of Human Resources and Chief Executive Officer are responsible for evaluating the performance of each named executive officer (and other officers) against corporate and individual performance objectives and for submitting a report to the Compensation, Governance and Nominating Committee detailing the results of their evaluations.  In connection with this report, each of the Vice President of Human Resources and Chief Executive Officer make recommendations to the Compensation, Governance and Nominating Committee with respect to compensation matters related to the prior year, including employee-specific recommendations but not with respect to himself.  In addition, each of the two officers makes recommendations to the Compensation, Governance and Nominating Committee with respect to compensation matters related to the upcoming year, including employee-specific recommendations (but not with respect to himself) and strategic and design recommendations.  The Compensation, Governance and Nominating Committee considers these recommendations, and the report of these officers, among other factors by the Compensation, Governance and Nominating Committee as it makes prior-year and coming-year compensation decisions.

Compensation Consultant

The Compensation, Governance and Nominating Committee retains Radford, an AON Consulting Corporation (“Radford”) to provide ongoing advice and information regarding design and implementation of the Corporation’s executive compensation programs.  Radford also provides information and updates to the Compensation, Governance and Nominating Committee about regulatory and other technical developments that may affect the Corporation’s executive compensation programs.  In addition, Radford provides the Committee with competitive market information, analyses and trends on base salary, short-term incentives and long-term incentives.

The Compensation, Nominating & Governance Committee believes that Radford provides candid, direct and objective advice to the Committee, which is not influenced by any other services provided by Radford.  To ensure independence:

·	the Compensation, Nominating & Governance Committee directly hired and has the authority to terminate Radford;
·	Radford is engaged by and reports directly to the committee chair;
·	Radford has direct access to all members of the Compensation, Nominating & Governance Committee during and between meetings; and
·
interactions between Radford and management generally are limited to discussions on behalf of the Compensation, Nominating & Governance Committee and information presented to the committee for approval.

Neither Radford, nor any of its affiliates, provides any other services to the Corporation.

Tax and Accounting Considerations

Accounting Treatment

The Corporation previously adopted Standard of Financial Accounting Standards No. 123(R), Share-Based Payment (as well as its successor, Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board), which requires companies to expense the costs of stock-based compensation in their financial statements.  Accordingly, the Corporation began recording stock-based compensation expense in the income statement in 2006.  The fair value of each award is estimated on the date of grant, using the Black-Scholes option-pricing model.  Once the fair value of each award is determined, it is expensed in the income statement over the vesting period.

Deductibility of Executive Compensation

Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the “Code”), imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid during a tax year to the Corporation’s Chief Executive Officer or to any of the Corporation’s four other most highly compensated executive officers who are still employed at the end of the tax year.  The limit does not apply to compensation that meets the requirements of Code Section 162(m) for “qualified performance-based” compensation (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the Corporation’s shareholders).

The Compensation, Governance and Nominating Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code.  In certain situations, the Compensation, Governance and Nominating Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock option grants in 2009 and 2010 were intended to constitute “qualified performance-based compensation” under Section 162(m); however, the Corporation’s 2010 annual performance bonus would not have been, and the Corporation’s 2011 annual performance bonus will not be, “qualified performance-based compensation” because the Corporation does not have shareholder-approved performance criteria for its cash incentive plan.  In 2010, none of the named executive officers, received base pay, annual bonus and other compensation in an amount in excess of the $1 million deduction limit.

Executive Compensation

The Corporation has implemented the Consolidation.  Share and per-share numbers throughout this Executive Compensation section have been adjusted to give effect to the Consolidation.

(a)  Summary Compensation Table

The following table provides details with respect to the total compensation of the Corporation’s named executive officers during the years ended December 31, 2010, 2009 and 2008:

	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards (1) ($) (f)	Non-Equity Incentive Plan Compen- sation (2) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compen- sation (3) ($) (i)	Total ($) (j)
Terry Copeland, President,	2010	325,000	Nil	Nil	269,880	Nil	Nil	9,750	604,630
Chief Executive Officer	2009	325,000	Nil	Nil	229,057	Nil	Nil	9,750	563,807
and Director	2008	322,302	Nil	Nil	373,451	Nil	Nil	6,750	702,503
John C. Fallini,	2010	230,006	Nil	Nil	74,217	Nil	Nil	2,919	307,142
Chief Financial	2009	230,006	Nil	Nil	83,294	Nil	Nil	Nil	313,300
Officer	2008	167,197	Nil	Nil	232,029	Nil	Nil	3,715	402,941
Bruce J. Sabacky,	2010	225,000	Nil	Nil	60,723	Nil	Nil	6,750	292,473
Vice President &	2009	225,000	Nil	Nil	83,294	Nil	Nil	6,750	315,044
Chief Technology Officer	2008	225,001	Nil	Nil	199,232	Nil	Nil	6,750	430,983
Stephen Balogh,	2010	193,800	Nil	Nil	60,723	Nil	Nil	5,814	260,337
Vice President	2009	192,123	Nil	Nil	83,294	Nil	Nil	5,814	281,231
Human Resources	2008	192,868	Nil	Nil	131,355	Nil	Nil	5,814	330,037
Daniel Voelker,	2010	205,000	Nil	Nil	89,229	Nil	Nil	6,150	300,379
Vice President	2009	205,000	Nil	Nil	166,587	Nil	Nil	6,150	377,737
Engineering and Operations	2008	*	*	*	*	*	*	*	*

* Compensation information not reported because such person was not a named executive officer during this calendar year.

(1)
The amounts in column (f) represents the grant date fair value of the stock option awards determined in accordance with Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board (“FASB ASC Topic 718”) pursuant to the Corporation’s stock incentive plans.  Assumptions used in the calculation of these amounts are included in Note 11 to the Corporation’s audited financial statements for the year ended December 31, 2009 included in the Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2010 and in Note 11 to the Corporation’s audited financial statements for the year ended December 31, 2008 included in the Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.

(2)	Represents cash portion of annual incentive bonus earned with respect to indicated fiscal year. Bonuses are generally paid in the subsequent fiscal year.
(3)	Reflects value of matching contributions made by the Corporation in connection with the 401(k) Plan.

(b)           Grant of Plan-Based Awards Table

The following table provides details with respect to plan-based awards, if any, granted to the named executive officers during the year ended December 31, 2010 (with share and exercise price numbers adjusted to give effect to the Consolidation):

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards(1)		All Other Stock Awards: Number	All Other Option Awards: Number of	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock
(a)	(b)	Target ($) (c)	Maximum ($) (d)	Target (#) (e)	Maximum (#) (f)	of Shares of Stock or Units (#) (g)	Securities Under- Lying Options (#)(2) (h)	($/Sh) (i)	and Option Awards ($)(3) (j)
Terry Copeland, President, Chief	1/15/10	Nil	Nil	Nil	Nil	Nil	100,000	4.40	269,880
Executive Officer and Director		156,000	234,000	154,083	231,124	Nil	Nil	Nil	Nil
John C. Fallini,	1/15/10	Nil	Nil	Nil	Nil	Nil	27,500	4.40	74,217
Chief Financial Officer		82,802	124,203	81,785	122,677	Nil	Nil	Nil	Nil
Bruce J. Sabacky,	1/15/10	Nil	Nil	Nil	Nil	Nil	22,500	4.40	60,723
Chief Technology Officer		81,000	121,500	80,005	120,007	Nil	Nil	Nil	Nil
Stephen Balogh, Vice	1/15/10	Nil	Nil	Nil	Nil	Nil	22,500	4.40	60,723
President Human Resources		69,768	104,652	68,911	103,366	Nil	Nil	Nil	Nil
Daniel Voelker Vice President	1/15/10	Nil	Nil	Nil	Nil	Nil	40,000	4.40	89,229
Engineering and Operations		73,800	110,700	72,893	109,340	Nil	Nil	Nil	Nil

(1)
Amounts reflect potential, not actual, bonus amounts calculated based on the 2010 annual incentive bonus plan.  The target was based on achieving 100% of the Corporation performance goal, and the maximum is based on achieving 125% of the Corporation performance goal, which also is the bonus cap.  The named executive officers were not entitled to receive a bonus at a threshold below the target.  No bonus amounts will be paid out under the 2010 annual incentive bonus plan, as targets were not achieved.

(2)
These options were issued in connection with the 2010 annual grant of options.  As such, the vesting terms were set at 25% to vest in 2011, 25% to vest in 2012, 25% to vest in 2013, and 25% to vest in 2014.

(3)	The amounts in column (j) represent the grant date fair value of stock and option awards determined in accordance with ASC 718 “Stock Compensation” pursuant to the Stock Incentive Plans.

(c)           Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding equity awards held by the named executive officers as of December 31, 2010 (with shares and exercise price numbers adjusted to retroactively give effect to the Consolidation):

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Un-Exercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Terry Copeland, President, Chief Executive Officer and Director	37,500(1)	Nil	Nil	16.56	11/15/2017
	9,376(2)	9,374(2)	Nil	14.88	1/15/2018
	6,250(3)	6,250(3)	Nil	8.72	4/15/2018
	9,376(4)	9,374 (4)	Nil	7.20	7/15/2018
	17,188(5)	51,562(5)	Nil	4.88	1/15/2019
	Nil	100,000(6)	Nil	4.40	1/15/2020
John C. Fallini, Chief Financial Officer	18,750(3)	18,750(3)	Nil	8.72	4/15/2018
	6,250(5)	18,750(5)	Nil	4.88	1/15/2019
	Nil	27,500(6)	Nil	4.40	1/15/2020
Bruce J. Sabacky, Vice President & Chief Technology Officer	6,250(7)	Nil	Nil	16.28	3/10/2015
	5,376(8)	Nil	Nil	13.68	3/10/2016
	10,000(9)	Nil	Nil	13.68	3/10/2016
	2,64210)	Nil	Nil	10.52	1/15/2017
	18,750(11)	Nil	Nil	10.52	1/15/2017
	9,376(2)	9,374(2)	Nil	14.88	1/15/2018
	6,250(5)	18,750(5)	Nil	4.88	1/15/2019
	Nil	22,500(6)	Nil	4.40	1/15/2020
Stephen Balogh, Vice President Human Resources	5,000(9)	Nil	Nil	13.68	3/10/2016
	12,500(7)	Nil	Nil	11.84	7/26/2016
	1,115(10)	Nil	Nil	10.52	1/15/2017
	18,750(11)	Nil	Nil	10.52	1/15/2017
	8,126(2)	8,124(2)	Nil	14.88	1/15/2018
	6,250(5)	18,750(5)	Nil	4.88	1/15/2019
	Nil	22,500(6)	Nil	4.40	1/15/2020
Daniel Voelker, Vice President	6,250(3)	6,250(3)	Nil	8.72	4/15/2018
	12,500(5)	37,500(5)	Nil	4.88	1/15/2019
Engineering and Operations	Nil	27,500(6)	Nil	4.40	1/15/2020
	Nil	12,500(12)	Nil	4.40	6/15/2020

(1)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on November 15, 2008; 25% vested on November 15, 2009; and 25% vested on November 15, 2010.
(2)	Options vest over four years from date of grant: 25% vested on January 15, 2009; 25% vested on January 15, 2010; 25% vested on January 15, 2011; and 25% vest on January 15, 2012.
(3)	Options vest over four years from date of grant: 25% vested on April 15, 2009; 25% vest on April 15, 2010; 25% vest on April 15, 2011; and 25% vest on April 15, 2012.
(4)	Options vest over four years from date of grant: 25% vested on July 15, 2009; 25% vest on July 15, 2010; 25% vest on July 15, 2011; and 25% vest on July 15, 2012.
(5)	Options vest over four years from date of grant: 25% vested on January 15, 2010; 25% vest January 15, 2011; 25% vest on January 15, 2012; and 25% vest on January 15, 2013.
(6)	Options vest over four years from date of grant: 25% vested on January 15, 2011; 25% vest January 15, 2012; 25% vest on January 15, 2013; and 25% vest on January 15, 2014.
(7)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on July 26, 2007; 25% vested on July 26, 2008; and 25% vested on July 26, 2009.
(8)	Options vested immediately on the grant date of March 1, 2006.
(9)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on March 10, 2007; 25% vested on March 10, 2008; and 25% vested on March 10, 2009.
(10)	Options vested immediately on the grant date of January 15, 2007.
(11)	Options vest over two years from date of grant: 33% vested immediately; 33% vested on January 15, 2008; and 34% vested on January 15, 2009.
(12)	Options vest over four years from date of grant: 25% vested on June 15, 2011; 25% vest June 15, 2012; 25% vest on June 15, 2013; and 25% vest on June 15, 2014.

(d)           Option Exercises and Stock Vested

No stock options were exercised by the named executive officers during the fiscal year ended December 31, 2010.  Additionally, no stock awards vested in favor of the named executive officers during the fiscal year ended December 31, 2010.

(e)           Pension Benefits and Non-Qualified Deferred Compensation

The Corporation does not sponsor, and is not obligated to provide, any benefits under any defined benefit or non-qualified deferred compensation plan.  The Corporation does provide a limited matching contribution under the 401(k) Plan, as explained in “Compensation Discussion and Analysis” above.

(f)           Potential Payments upon Termination or Change-in-Control

For information on severance to which the named executive officers may be entitled upon termination of employment or in connection with a change of control, see the subsection entitled “Termination and Change-of-Control Agreements” in the Compensation Discussion and Analysis section above.

Upon termination of employment, an employee is entitled to receive the dollar value of accrued vacation leave but not medical leave.  As of December 31, 2010, each of the named executive officers would have been entitled upon termination of employment to receive the following dollar amount in exchange for accrued, but unused vacation leave:

Name	Accrued Vacation Leave ($)
Terry M. Copeland, President, Chief Executive Officer and Director	18,331
John C. Fallini, Chief Financial Officer	9,253
Bruce J. Sabacky, Vice President & Chief Technology Officer	51,923
Stephen Balogh, Vice President Human Resources	1,365
Daniel Voelker, Vice President Engineering and Operations	9,069

Compensation of Directors

The following table presents information regarding the compensation for the fiscal year ended December 31, 2010 of all persons who served as directors of the Corporation during 2010, except for Terry Copeland, President and Chief Executive officer, whose compensation is described in the previous tables:

Name (a)	Fees Earned Or Paid in Cash(1) ($) (b)	Stock Awards(2) ($) (c)	Option Awards(3) ($) (d)	Non-Equity Incentive Plan Wide Compensation ($) (e)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Jon N. Bengtson	53,000	53,323	Nil	Nil	Nil	Nil	106,323
Hossein Asrar Haghighi	25,000	53,323(4)	Nil	Nil	Nil	Nil	78,323
George E. Hartman	31,000	53,323	Nil	Nil	Nil	Nil	84,323
Pierre Lortie	107,000	53,323	Nil	Nil	Nil	Nil	160,323
Robert van Schoonenberg	53,000	53,323	Nil	Nil	Nil	Nil	106,323
Alexander Lee	29,000	53,323(4)	Nil	Nil	Nil	Nil	82,323

(1)
During 2010, the Corporation paid all directors who are not employees of the Corporation a fee of $6,250 per quarter. In addition, directors who are not employees and provide service in the following positions received the following additional fees:

Position	Additional Compensation
Chairman of the Board	$4,000 per quarter
Audit Committee Chair	$3,000 per quarter
Compensation, Governance and Nominating Committee Chair	$2,000 per quarter
Audit Committee	$1,500 per quarter
Compensation, Governance and Nominating Committee	$1,000 per quarter
Other Committee Chair or Member	Determined upon formation of committee

The Corporation formed a special committee to evaluate, oversee and negotiate the Common Share Issuance.  As compensation for services rendered while serving on such committee, members of such committee were paid $8,000 and the chair of such committee was paid $60,000.

No amounts were paid to Dr. Copeland in 2010 in his capacity as a director.

(2)
Historically, the Corporation issues either restricted stock or stock options to the Directors at their option based on a pre-approved dollar amount annually after the annual meeting is held.  The dollar amount of the annual grant is determined and approved by the Compensation, Nominating, and Governance Committee and was $53,323 for 2010.  The amounts in column (c) represents the grant date fair value of the 2010 stock awards calculated in accordance with FASB ASC Topic 718.

(3)
Directors of the Corporation and its subsidiaries are also entitled to participate in the 1998 Plan and the 2005 Plan.  An aggregate of 527,006 stock awards and option awards were outstanding and held by directors as of December 31, 2010 (as adjusted for the Consolidation).   The number of option awards outstanding as of December 31, 2010 for each of the directors actively serving as of December 31, 2010 is as follows:  Mr. Hartman – 18,750 options and Mr. Lortie – 9,166 (as adjusted for the Consolidation).  Mr. Bengtson, Mr. Haghighi, Mr. Lee, and Mr. van Schoonenberg have no options outstanding.

(4)
As an employee of Al Yousuf LLC, each of Mr Haghighi and Mr. Lee assign any common shares subject to options or common share awards earned in connection with their respective Director’s seat to Al Yousuf LLC.  As such, Mr Haghighi and Mr. Lee do not have voting or disposition rights over the common shares awarded to him.

Compensation, Governance and Nominating Committee Interlocks And Insider Participation

The current members of the Compensation, Governance and Nominating Committee are Robert van Schoonenberg (Chair), Alexander Lee and Jon Bengtson.  Prior to May 24, 2010, the members of the Compensation, Governance and Nominating Committee were Pierre Lortie (Chair), Robert van Schoonenberg and Alexander Lee.  On May 24, 2010, Mr. Bengtson was appointed to, and Mr. Lortie was removed from, the Compensation, Governance and Nominating Committee.  None of Messrs. Lortie, van Schoonenberg, Bengtson or Lee, is currently, or has formerly been, an officer or employee of the Corporation or any of its subsidiaries.  The Corporation had no relationship during 2010 requiring disclosure under Item 404 of Regulation S-K with respect to any of the persons who served on the Compensation, Governance and Nominating Committee during 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Corporation has implemented the Consolidation.  Share and per-share numbers throughout this section have been adjusted to give effect to the Consolidation.

Set forth below is information with respect to beneficial ownership of common shares as of December 31, 2010 by the named executive officers of the Corporation, by each of the directors of the Corporation and Canon Nominees, by all current executive officers and directors of the Corporation as a group and by each person known to the Corporation to beneficially own 5% or more of the outstanding common shares.  The “named executive officers” are the Corporation’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers for 2010.  To the knowledge of the Corporation, each person named in the table has sole voting and investment power with respect to the common shares identified as beneficially owned; provided, however, each person in the table, other than the Canon Nominees, has entered into a Voting Agreement with Canon pursuant to which he or it has, among other things, agreed to vote all common shares by such person to approve the Common Share Issuance.  (See the summary of the Voting Agreements in “Transactions With Related Persons – Voting Agreements”).

Title of Class	Name of Officer or Director	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Common	Terry M. Copeland (Chief Executive Officer and Director)	128,913(3)	*
Common	John C. Fallini (Chief Financial Officer and Secretary)	39,875(4)	*
Common	Bruce J. Sabacky (Vice President and Chief Technology Officer)	78,486 (5)	*
Common	Stephen A. Balogh (Vice President, Human Resources)	78,130(6)	*
Common	Daniel Voelker (Vice President, Engineering and Operations)	38,125(7)	*
Common	Jon N. Bengtson (Director)	57,523	*
Common	Hossein Asrar Haghighi (Director)	None(8)	N/A
Common	George E. Hartman (Director)	76,599(9)	*
Common	Pierre Lortie (Director)	61,580(10)	*
Common	Robert G. van Schoonenberg (Director)	55,090(11)	*
Common	Alexander Lee (Director)	None(8)	N/A
Common	Yincang Wei (Proposed Appointee for Director)	5,785,965 (12)	21.4%
Common	Guohua Sun (Proposed Appointee for Director)	None	N/A
Common	Guohua Wei (Proposed Appointee for Director)	None	N/A
Common	Jun Liu (Proposed Appointee for Director)	None	N/A
Common	Liming Zou (Proposed Appointee for Director)	None	N/A
Common	Sean Shao (Proposed Appointee for Director)	None	N/A
Common	All Current Directors and Officers as a Group (13 persons)	686,999(13) (14)	2.5%

Title of Class	Name and Address of 5% Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common	Al Yousuf LLC Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates	5,098,966(14) (15)	18.9%
Common	Canon Investment Holdings Limited Villa 1, Huajing Garden, Jida, Zhuhai, Guagndong, China	5,785,965 (16)	21.4%

* Represents less than 1% of the outstanding common shares.

(1)
Includes all common shares issuable pursuant to the exercise of options and warrants that are exercisable on or before March 1, 2011, but does not include shares issuable pursuant to options and warrants exercisable on or before March 1, 2011 that are held by other persons or groups.  Does not include any common shares subject to options that are not exercisable on or before March 1, 2011 or subject to options that vest only upon the occurrence of events, such as a rise in the market price of the common shares, outside of the control of the optionee.

(2)
Based on 27,015,680 common shares outstanding as of December 31, 2010 (which number is adjusted to give effect to the Consolidation). Common shares underlying options, warrants or other convertible or exercisable securities are, to the extent exercisable on or before March 1, 2011, deemed to be outstanding for purposes of calculating the percentage ownership of the owner of such convertible and exercisable securities, but not for purposes of calculating any other person’s percentage ownership.

(3)	Includes 126,566 common shares subject to options granted to Mr. Copeland pursuant to the 2005 Plan.
(4)	Includes 38,125 common shares subject to options granted to Mr. Fallini pursuant to the 2005 Plan.
(5)	Includes 6,250 common shares subject to options granted to Mr. Sabacky pursuant to the 1998 Plan and 68,957common shares subject to options granted to Mr. Sabacky pursuant to the 2005 Plan.
(6)
Includes 67,679 common shares subject to options granted to Mr. Balogh pursuant to the 2005 Plan.  Includes 5,750 common shares owned by Linda Balogh, the spouse of Mr. Balogh and 2,126 common shares held in a family trust.

(7)	Includes 38,125 common shares subject to options granted to Mr. Voelker pursuant to the 2005 Plan.
(8)
As an employee of Al Yousuf LLC, Mr Haghighi and Mr. Lee assign any common shares subject to options or common share awards earned in connection with their Director’s seat to Al Yousuf LLC.  As such, Mr Haghighi and Mr. Lee do not have voting or disposition rights over the common shares awarded to him.

(9)	Includes 18,750 common shares subject to options granted to Mr. Hartman pursuant to the 1998 Plan. Includes 125 common shares owned by Julie Bredin, the spouse of Mr. Hartman.
(10)	Includes 9,166 common shares subject to options granted to Mr. Lortie pursuant to the 2005 Plan.
(11)	Includes 8,602 common shares held by a family trust.
(12)
As a result of the Voting Agreements, Mr. Wei may be deemed to be the beneficial owner of all common shares held by Altair’s officers and directors and by Al Yousuf LLC.  Excludes approximately 31,523,017 common shares that may be acquired by Canon, which is wholly owned by Mr. Wei, upon the Closing of the Common Share Issuance.  Such shares are not included in this number because certain mutual conditions to the Closing of the Common Share Issuance have not been satisfied.

(13)	Includes 443,935 common shares subject to options granted to officers and directors pursuant to the 1998 Plan and the 2005 Plan.
(14)	As a result of the Voting Agreements, Canon may be deemed to be the beneficial owner of all common shares held by Altair’s officers and directors and by Al Yousuf LLC.
(15)	Information based on an Amendment No. 2 to Schedule 13D filed by Al Yousuf LLC and its affiliates on October 8, 2010, as adjusted to give effect to the Consolidation.
(16)
As a result of the Voting Agreements, Canon may be deemed to be the beneficial owner of all common shares held by Altair’s officers and directors and by Al Yousuf LLC.  Excludes approximately 31,523,017 common shares that may be acquired by Canon upon the Closing of the Common Share Issuance.  Such shares are not included in this number because certain mutual conditions to the Closing of the Common Share Issuance have not been satisfied.

INFORMATION ABOUT THE CORPORATION

Voting Securities

The Corporation’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Corporation’s shareholders.  Each share of common stock entitles the holder thereof to one vote.  As of the date of this Information Statement, there are 27,015,680 common shares issued and outstanding.

Change in Control

There has been no change in control of the Corporation since the beginning of its last fiscal year until the date of this Information Statement.  Pursuant to the terms of the Share Subscription Agreement, Canon has agreed to acquire the number of common shares such that immediately following Closing it will own 51% of the Corporation’s outstanding common shares on a fully diluted basis.  The purchase price will be approximately $1.5528 per share.  Based upon the number of common shares and the rights to acquire common shares outstanding as of December 31, 2010, we estimate that the number of shares to be purchased will be 31,523,017, at an aggregate purchase price of $48,948,799.16.  The purchase of such shares will constitute a change of control, as more fully described in the definitive proxy statement filed by the Corporation with the Commission on November 15, 2010.

Shareholder Communications with the Board

Shareholders may send communications to the Board or to specified individual directors by mailing such communications to the Secretary of the Corporation at the address of the Corporation first set forth above and indicating that such communications are for the Board or specified individual directors, as appropriate.  All communications received by mail are forwarded to the directors to which they are addressed unless the communications contain information substantially similar to that forwarded by the same shareholder, or an associated shareholder, within the past 90 days.

Legal Proceedings

The Corporation is not a party to any pending or threatened litigation, the outcome of which could be expected to have a material adverse effect upon our financial condition, our results of operations or cash flows.

ADDITIONAL INFORMATION

A copy of this Information Statement has been filed with the SEC.  You may read and copy this Information Statement at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this Information Statement by mail from the Public Reference Section of the SEC at prescribed rates. To obtain information on the operation of the Public Reference Room, you can call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including Altair Nanotechnologies, Inc., that file electronically with the SEC. The address of the SEC’s Internet website is http://www.sec.gov.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009.  Shareholders may contact Shaun Drake at 360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6, Canada (416-361-0737), to request copies of the Corporation’s financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 25, 2011
Altair Nanotechnologies, Inc.

By: /s/ Terry M. Copeland
Terry M. Copeland